SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 19, 2007 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated November 19, 2007, the Company reported that on November 14, several holders of Company’s Convertible Notes exercised their warrant rights. Hence, a reduction of 816,330 warrants and an increase of 1,497,842 ordinary shares face value pesos 1 (V$N 1) each was made. As a result, the amount of shares of the Company goes from 577,178,618 to 578,676,460. Having the term for exercising the warrant rights expired on November 14, 2007, the final amount of warrants outstanding is 103,194. The exercise of the warrant was performed according to terms and conditions established in the prospectus of issuance. The amount of shares acquired is equal to the amount of shares into which it was converted the convertible note at a price of US$ 0.6541 for each share face value pesos 1. Therefore US$ 979,738 entered into the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: November 19, 2007